Exhibit 99.1

PRESS RELEASE

Nayax Announces Pricing of Public Offering

Herzliya, Israel, March 7, 2024 – Nayax Ltd. (NASDAQ: NYAX, “Nayax”), a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, announced today the pricing of an underwritten public offering of 3,130,435 of its ordinary shares at a public offering price of $26.00 per share. Nayax is offering 2,130,435 ordinary shares and Yair Nechmad, Nayax’s Chief Executive Officer and Chairman of its board of directors, David Ben-Avi, Nayax’s Chief Technology Officer and a member of its board of directors, and Amir Nechmad, a member of Nayax’s board of directors, are offering a total of 1,000,000 ordinary shares as selling shareholders. In addition, Nayax has granted the underwriters a 30-day option to purchase up to 469,565 additional ordinary shares at the public offering price, less underwriting discounts and commissions. Nayax will not receive any proceeds from the sale of shares by the selling shareholders. The offering is expected to close on March 12, 2024, subject to the satisfaction of customary closing conditions.

Barclays and UBS Investment Bank are acting as joint lead book-running managers, and Oppenheimer & Co., William Blair, and Keefe, Bruyette & Woods, A Stifel Company, are acting as book-running managers for the offering. Phoenix Underwriting Ltd. (“Phoenix”) and Active Underwriting Ltd. (“Active”) are each acting as a distributor in Israel for sales of Nayax’s ordinary shares to investors in Israel. Phoenix and Active are not broker-dealers registered with the U.S. Securities and Exchange Commission (the “SEC”) and therefore neither Phoenix nor Active are making or will make any offers or sales of the ordinary shares within the United States.

A registration statement relating to the securities has been filed with the SEC and was declared effective on October 12, 2023. The offering is being made only by means of a prospectus supplement and accompanying prospectus. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained free of charge from

•	Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: barclaysprospectus@broadridge.com;

•	UBS Securities LLC, Attention: 1285 Avenue of the Americas, New York, NY 10019, email: ol-prospectus-request@ubs.com.

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This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

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About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. Nayax’s mission is to improve our customers' revenue potential and operational efficiency.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, many of which are beyond management’s control, including, but not limited to general economic conditions and other risks, uncertainties and factors set forth in our filings with the SEC. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

For more information, please contact:

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Public Relations

Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations
Aaron Greenberg
Chief Strategy Officer
aarong@nayax.com

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